FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 10, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 02, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 02, 2020

1.           Date, Time and Place: Meeting held on March 02, 2020, at 10:00 a.m., in São Paulo City, São Paulo State, at BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas 8501, 1st floor, Pinheiros, Zip Code 05425-000.

2.           Summons and Presence: Summons duly held pursuant to Article 21 of the Company’s Bylaws considering the presence of the totality of members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. Walter Malieni Jr. (“Mr. Walter Malieni”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”) and Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”).

3.           Presiding Board: Chairman: Pedro Parente. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Approval of the Financial Statements for 2019 Fiscal Year; (ii) Opinion of the Audit and Integrity Committee regarding the Financial Statements for 2019 Fiscal Year; (iii) Opinion of KPMG regarding the Financial Statements for 2019 Fiscal Year; and (iv) Opinion of the Fiscal Council regarding the Financial Statements for 2019 Fiscal Year.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed and the following resolutions were taken:

5.1.      Approval of the Financial Statements for 2019 Fiscal Year. According to article 23, (vi), of the Bylaws and to recommendation of the Audit and Integrity Committee (“CAI”), the members of the Board of Directors have favorably expressed themselves about the submission of the management accounts and Financial Statements of the Company for the fiscal year ended on December 31, 2019, accompanied by the Management Report, Explanatory Notes, Opinions of the Independent Auditors and of the Fiscal Council and the Opinion of CAI (“DFs”), to be put before the Company’s Ordinary General Shareholders’ Meeting.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 02, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 02, 2020

5.2.      Opinion of the Audit and Integrity Committee regarding the Financial Statements for 2019 Fiscal Year. The CAI, according to articles 31-D, item VI and 31-E, both from ICVM 509/2011, and article 33, paragraph 5th, of the Company’s Bylaws, has presented its annual report and, at the end of such presentation, its favorable opinion to the DFs.

5.3.      Opinion of KPMG regarding the Financial Statements for 2019 Fiscal Year. KPMG has presented its favorable opinion regarding the DFs, expressing, with no restrictions, that the DFs adequately present, in all relevant aspects, the equity and financial, individual and consolidated position of the Company on December 31, 2019, the individual and consolidated result of its operations and its respective individual and consolidated cash flows for the fiscal year ended 2019, according to the accounting practices adopted in Brazil and to the international financial reporting standards issued by the International Accounting Standards Board.

5.4.      Opinion of the Fiscal Council regarding the Financial Statements for 2019 Fiscal Year. The Fiscal Council has presented its favorable opinion regarding the DFs and the Management Report for the fiscal year ended 2019. The President of the Fiscal Council has also presented the prevision for performance of the deferred income tax for 2019 and the favorable recommendation of the Fiscal Council, after analysis of the feasibility study for future recovery of income tax based on the past fiscal years, which was approved, by unanimous votes, by the present members of the Board of Directors.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 02, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 02, 2020

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 7, pages 63 to 65, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 02, 2020.

Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 02, 2020.